UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 0-18014 NOTIFICATION OF LATE FILING

(Check One):     ☐  Form 10-K         ☐  Form 20-F         ☒  Form 11-K         ☐  Form 10-Q         ☐  Form N-SAR

☐  Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pamrapo Bancorp, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

611 Avenue C

Address of Principal Executive Office (Street and Number)

Bayonne, New Jersey 07002

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pamrapo Bancorp, Inc. (the “Company”) is working diligently to complete its Annual Report on Form 11-K for the Pamrapo Savings Bank, S.L.A. Profit Sharing-401(k) Plan and Trust for the year ended December 31, 2005. The Company did not receive the financial information necessary for the report from its independent accounting firm in sufficient time to prepare the report.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Judith McAuliffe (Name)	201 (Area Code)	339-4600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pamrapo Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2006	By:	/s/ Judith McAuliffe
Judith McAuliffe
Assistant Secretary

Exhibit 99

STATEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pamrapo Bancorp, Inc.

Bayonne, New Jersey

Due to a delay in the receipt of information from third party sources necessary to complete the audit, it will not be possible, without incurring unreasonable effort or expense, for us to complete our audit of the financial statements for the Pamrapo Savings Bank, S.L.A. Profit Shaing-401(k) Plan and Trust and provide our report and consent by the June 29, 2006 due date of the Pamrapo Bancorp, Inc. Form 11-K.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

Pine	Brook, New Jersey
June	30, 2006